Mail Stop 3561

February 5, 2008

Stella Gostfrand
Principal Executive Officer and Principal Financial Officer
Must Haves, Inc.
1507 Presidential Way
North Miami Beach, FL 33179

   Re: Must Haves, Inc.
     Amendment No. 3 to Registration Statement on Form 10-SB
     Filed January 28, 2008
     File No. 0-52810

Dear Mrs. Gostfrand:

   We have completed our review of your registration statement on Form 10-SB and related filings and have no further comments at this time.

          Sincerely,

          H. Christopher Owings
          Assistant Director

cc: Joel D. Mayersohn, Esq.
   Arnstein & Lehr LLP
   Facsimile: (954) 713-7700